

July 14, 2023

Sheldon Bruha
Chief Financial Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

      Re: **Millicom International Cellular S.A.**
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed February 28, 2023
           File No. 001-38763

Dear Sheldon Bruha:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 18. Financial Statements
Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020, page F-5

1. The amount reported as cost of sales ("COS") appears to be incomplete as it appears to exclude the depreciation and amortization of assets that are required to generate revenue. Also, the table on page F-35 indicates that COS includes the direct cost of services sold. Please tell us whether COS includes any indirect cost of services necessary to generate revenue. In this regard, we note that the operating expense line item includes site and network maintenance costs and employee related costs some of which may relate to COS. Please support your presentation under IAS 1 and explain how you determined that your measure of cost of sales is complete. We refer you to paragraphs 15 and BC 56 of IAS 1.

Notes to Consolidated Financial Statements
Note B.3. Segmental Information, page F-36

2. You disclose that you have a "single segment" called the Group Segment. Please tell us and revise to disclose the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services or geographic area). Refer to paragraph 22 of IFRS 8. Tell us how you identified your operating segments based on the criteria provided in paragraph 5 of IFRS 8 and provide us with a list of these operating segments. As part of your response, please tell us whether the countries listed on page 63 are operating segments. In this regard, we refer you to your earnings release furnished on April 27, 2023, where you quantify and discuss revenue and EBITDA by country such that it appears discrete financial information may be available. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in paragraph 12 of IFRS 8 and the quantitative thresholds in paragraph 13 of IFRS 8 in determining your reportable segment. Please be detailed in your response.

3. We note that you include your Honduras joint venture as if it was fully consolidated. Provide your analysis that supports the aggregation of the Honduras joint venture with your other operating segments. Refer to paragraph 12 of IFRS 8. Also, please tell us why you include the Honduras joint venture on a fully consolidated basis when you only own 66.7% and refer to the authoritative guidance that supports this presentation.

4. We note you present operating profit (loss), EBITDA and EBITDA incl discontinued operations as the Group's measures of segment profit (loss). Please tell us how you considered paragraph 26 of IFRS 8, which indicates that if the chief operating decision maker uses more than one measure of an operating segment's profit or loss the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's financial statements (i.e. operating profit (loss)). Also, notwithstanding comment number 2 above, to the extent that a measure is not identified as the segment measure of profit or loss under IFRS 8 and is presented outside the consolidated financial statements, for example the disclosures on pages 62 and 67, we may have additional concerns.

5. We note your presentation of an additional segment measure, operating free cash flow. Please explain your basis for including this measure and provide the specific guidance you relied upon. To the extent this is not required by IFRS, please revise to remove this apparent non-IFRS measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Savadore Escalon